National Energy Services Reunited Corp.

777 Post Oak Blvd., Suite 730

Houston, Texas, 77056

May 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: John Reynolds, Assistant Director

Re:	National Energy Services Reunited Corp.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed April 23, 2018
File No. 001-38091

Dear Mr. Reynolds:

National Energy Services Reunited Corp. (“NESR”, “we”, “us” or “our”) hereby transmits its response to an oral comment received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 3, 2018, regarding our Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

For the convenience of the Staff, we have reproduced your oral comment below in bold and our response immediately follows the comment.

1.	We note your response to comment 8 from our letter to you dated April 17, 2018. You continue to omit significant portions of the detailed 5-year revenue projections, valuated on both a segment and geographic basis, as well as certain growth assumptions. In your next revised proxy statement, provide enhanced disclosure which includes that information, or provide further support (other than BVI law) for any material items you continue to omit.

Response: In response to the Staff’s comment, we hereby attach, as Exhibit A hereto, proposed changes to the Proxy Statement (beginning on page 120) to provide additional disclosure relating to the projections prepared by NESR’s management in connection with the initial business combination. For your convenience, a redline showing changes from our April 23, 2018 filing has been attached as Exhibit B hereto.

In particular, we have tried to provide helpful information on the projections. The proposed additional disclosure has now been expanded to include five-year projections (in addition to 2017) as well as analysis to arrive at projected Unlevered cash flow projections, the summary of which has been provided in Exhibit A attached hereto. In response to the Staff’s comment, although NESR’s board of directors did not consider segment or geographical information in evaluating the initial business combination, we have expanded our disclosures to include revenue growth projections by segment on a combined basis, which are in line with the reporting segments of major international oilfield service providers.

We thank the Staff for its review of the foregoing. If you have any questions relating to the foregoing or further comments, please contact our counsel, Benjamin Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Sherif Foda
Sherif Foda, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

Exhibit A

Proposed Changes (Clean)

Certain Unaudited Internal Financial Projections

Management of NESR prepared prospective financial information to assist NESR’s Board of Directors in evaluating the NPS and GES operations and prospects and the potential acquisitions and to J.P. Morgan to be used for purposes of its financial analyses in connection with its written opinion. The accompanying summary unaudited internal financial projections of NPS and GES were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. In the view of the management of NESR, NPS and GES, the financial projections were prepared on a reasonable basis, reflected the best currently available estimates and judgments of NPS and GES, as applicable, and presented, to the best of their knowledge and belief, the expected course of action and the expected future financial performance of NPS and GES, respectively. However, the financial projections are not fact. Additionally, not all of the prospective financial information prepared by NESR’s management and included below were used by NESR’s Board of Directors in evaluating the Target Companies. Further, none of the unaudited internal financial projections reflect any impact of the proposed transaction and have not been updated since the date of preparation.

None of NESR’s, NPS’s or GES’s independent auditors, nor any other independent auditors, nor any of their financial advisors, have compiled, examined or performed any procedures with respect to the unaudited internal financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for the financial projections. The reports of the independent registered public accounting firms included in this proxy statement or incorporated by reference relate to the historical financial information of NESR, NPS and GES, respectively. Such reports do not extend to the unaudited financial projections and should not be read to do so.

The unaudited financial projections set forth below were prepared by NESR’s management based on information available to them, in particular with respect to each of the Target Companies. The unaudited financial projections were prepared based on reviews of financial information about GES and NPS provided to NESR during due diligence and negotiations. These documents included market analysis, projections for the various regions and product lines, growth plans and market share estimates for large service companies and smaller service providers and all were prepared by GES, NPS and NESR. These included extensive discussions between NESR’s management with each of GES’s management and stockholders and NPS’s management and stockholders, and NESR’s management’s knowledge of the industries in which the companies operate. In connection with the negotiation of the definitive agreements providing for the transaction and prior to the preparation of the unaudited financial projections, NESR negotiated with the NPS Selling Stockholders certain EBITDA-based earnouts, which were based in part on preliminary projections for the performance of NPS.

In developing the unaudited financial projections set forth below, NESR, NPS and GES assumed crude oil and natural gas prices remained consistent with current levels and that activity levels in operating areas for NPS and GES would continue to grow even in a cyclic crude oil price environment. The projections included growth in the overall market for similar services provided by NPS and GES of 4%, market share and pricing for 2017 – 2019 were projected to remain constant and synergies were projected to be achieved as discussed in Projected Synergies. Overall cumulatively for the combined companies for the period of 2017 to 2022, revenue Compound Annual Growth Rate (“CAGR”) for Production Services segment was projected to be 13.8% and for Drilling & Evaluation Services was projected to be 15% for a total CAGR of 14.2%.

	Year Ending December 31,
Revenue by Segment for NPS and GES combined	2017E	2018E	2019E	2020E	2021E	2022E
	($ in millions)
Drilling & Evaluation Services	$152	$203	$228	$257	$279	$306
Production Services	$289	$309	$393	$452	$504	$551
Total	441	512	621	709	783	857

The unaudited internal financial projections were prepared solely for internal use to assist in the evaluation of the business combination. Such projections are inherently subjective in nature, though considered reasonable by the management of NESR, NPS and GES, as of the date such projections were prepared, and are susceptible to interpretation and, accordingly, contemplated results may not be achieved. While presented with numerical specificity, the unaudited internal financial projections reflect numerous estimates and assumptions with respect to future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the businesses of NESR, NPS and GES, all of which are difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” Accordingly, there can be no assurance that the assumptions made in preparing any particular projection will prove accurate. There will be differences between actual and forecasted results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased due to the length of time over which these assumptions apply. While the NESR Board of Directors used the following projections as a tool in evaluating the Business Combination, they did so with a thorough understanding of the foregoing limitations. In light of the foregoing factors and the uncertainties inherent in the unaudited internal financial projections, the NESR shareholders are cautioned not to place undue reliance on the unaudited internal financial projections and the inclusion of the unaudited internal financial projections in this proxy statement should not be regarded as a representation by any person that the results contained therein will be achieved.

The unaudited internal financial projections are not included in this proxy statement in order to induce any NESR shareholders to vote in favor of any of the proposals at the NESR special meeting in lieu of an annual meeting.

Certain of the measures included in the unaudited internal financial projections are non-GAAP financial measures, as noted below. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by NESR, NPS and GES are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies. We encourage you to review the financial statements of NPS and GES included in this proxy statement, as well as the financial information in the sections entitled “Selected Historical Financial Information of NPS,” “Selected Historical Financial Information of GES” and “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” in this proxy statement and to not rely on any single financial measure.

Except as required by federal securities laws, NPS and GES do not intend to update or otherwise revise the unaudited internal financial projections to reflect circumstances existing after the date they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such unaudited financial projections are no longer appropriate.

NPS Projections

	Year Ending December 31,
	2017E	2018E	2019E	2020E	2021E	2022E
	($ in millions)
Revenue	$246	$290	$340	$391	$424	$448
EBITDA(1)	$84	$100	$119	$137	$147	$153
Capital Expenditures	$39	$33	$35	$35	$35	$35
Unlevered Free Cash Flow (2)	$16	$34	$50	$73	$86	$105

(1)	NPS defines EBITDA as net income (loss) before interest expense, income taxes and depreciation and amortization. See “Selected Historical Financial Information of NPS” and “Non-GAAP Financial Measures”
(2)	Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. Unlevered free cash flow, as defined above, is defined as EBITDA (as defined above) less income tax, less (increase) decrease in net working capital and less capital expenditure.

Reconciliation of Unleavered Free Cash Flow	2017E	2018E	2019E	2020E	2021E	2022E
	($ in millions)
EBITDA	$84	$100	$119	$137	$147	$153
Taxes	$(6)	$(8)	$(11)	$(13)	$(15)	$(16)
Capex	$(39)	$(33)	$(35)	$(35)	$(35)	$(35)
Change in Working Capital	$(23)	$(25)	$(23)	$(16)	$(11)	$3
Unlevered Free Cash Flow	$16	$34	$50	$73	$86	$105

GES Projections

	Year Ending December 31,
	2017E	2018E	2019E	2020E	2021E	2022E
	($ in millions)
Revenue	$195	$222	$281	$318	$359	$409
EBITDA(1)	$71	$74	$95	$108	$122	$138
Capital Expenditures	$13	$40	$25	$25	$25	$25
Unlevered Free Cash Flow (2)	$69	$18	$40	$60	$72	$82

(1)	GES defines EBITDA as net income (loss) before interest expense, income taxes, depreciation and amortization. See “Selected Historical Financial Information of GES” and “Non-GAAP Financial Measures”
(2)	Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. Unlevered free cash flow, as defined above, is defined as EBITDA (as defined above) less income tax, less (increase) decrease in net working capital and less capital expenditure.

Reconciliation of Unleavered Free Cash Flow	2017E	2018E	2019E	2020E	2021E	2022E
	($ in millions)
EBITDA	$71	$74	$95	$108	$122	$138
Taxes	$(6)	$(6)	$(9)	$(10)	$(11)	$(13)
Capex	$(13)	$(40)	$(25)	$(25)	$(25)	$(25)
Change in Working Capital	$17	$(10)	$(21)	$(13)	$(14)	$(18)
Unlevered Free Cash Flow	$69	$18	$40	$60	$72	82

Projected Synergies

The expected cost savings and synergies include NESR’s estimates of spare equipment available for deployment and incremental activity that NESR believes they can bring to the Target Companies by utilizing existing equipment as well as additional investments in new technology and tools to generate incremental revenue, EBITDA and net income. The expected synergies also include the cross-utilization of services and equipment from one Target Company to the other Target Company rather than utilizing services of a third party. The cost savings also include savings from integrating the two organizations under one company resulting from efficiencies in information systems, support functions, supply chain and other infrastructure restructuring. These synergies and cost savings were net of additional costs incurred by NESR to meet its more complex reporting and internal control requirements as a public company. For the period 2018-2022, EBITDA synergies are estimated to be $25 million, $33 million, $53 million. $79 million, $95 million and $97 million for each consecutive twelve (12) month period after Business Combination. These EBITDA synergies are not reflected in the projections provided above.